SUB-ITEM 77K: Changes in registrant’s certifying accountant

On October 20, 2015, BBD, LLP resigned as registered public accounting firm for the DGHM All-Cap Value Fund and the DGHM V2000 SmallCap Value Fund, both of which are series of the World Funds Trust. BBD, LLP was previously engaged as the independent registered public accounting firm to audit the Fund’s financial statements for the fiscal year to end February 29, 2016.

BBD, LLP issued reports on the Funds’ financial statements as of February 28, 2015, February 28, 2014, February 28, 2013 and February 29, 2012. Such reports did not contain an adverse opinion or a disclaimer of opinion, nor were the qualified or modified as to uncertainty, audit scope or accounting principles.

The decision to accept the resignation of BBD, LLP was approved by the Funds’ Audit Committee and ratified by the Funds’ Board of Trustees.

At no time preceding the decision for BBD, LLP to resign, were there any disagreements with BBD, LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of BBD, LLP, would have caused it to make reference to the subject matter of the disagreements in connection with its report.

At no time preceding the resignation of BBD, LLP did any of the events enumerated in paragraphs (1)(v)(A) through (D) of Item 304(a) of Regulation S-K occur.

The Funds engaged Cohen Fund Audit Services, Ltd. as its new independent registered public accounting firm on November 10, 2015. At no time preceding the engagement of Cohen Fund Audit Services, Ltd. did the Funds consult Cohen Fund Audit Services, Ltd. regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Funds’ financial statements, or (ii) any matter that was either the subject of a disagreement or a reportable event, as such terms are defined in Item 304 of Regulation S-K.

The Funds have provided BBD, LLP with a copy of these disclosures and have requested BBD, LLP to furnish the Funds with a letter addressed to the Commission stating whether it agrees with the statements made by the Funds herein and, if not, stating the respects in which it does not agree.

April 29, 2016

Securities and Exchange Commission
Washington, D.C. 20549

Ladies and Gentlemen:

We were previously the independent registered public accounting firm to the DGHM All-Cap Value Fund and DGHM V2000 SmallCap Value Fund (the “Funds”), each a series of shares of beneficial interest in the World Funds Trust and, under the date of April 27, 2015, we reported on the statements of assets and liabilities of the Funds, including the schedules of investments, as of February 28, 2015, and the related statements of operations for the year then ended, the statements of changes in net assets for each of the years in the two-year period then ended, and the financial highlights for each of the years or periods in the five-year period then ended.

On October 20, 2015, we resigned as independent registered public accounting firm to the Funds. We have read the Funds’ statements included under Sub-Item 77K of its Form N-SAR, and we agree with such statements.

Sincerely,

BBD, LLP